The Lincoln National Life Insurance Company
Surrender Value and Loan Spread Enhancement Rider
This Surrender Value and Loan Spread Enhancement Rider (the "Rider") is attached to and made part of the Policy (the "Policy") to which it is attached. The effective date of the Rider is the Policy Date. This Rider must be elected at issue and cannot be added after issuance of the Policy.  Please read your Policy and this Rider carefully.  There is no additional charge for this Rider.
This Rider uses terms found in the Policy.  Those terms have the same meaning as in the Policy unless we have indicated a change.  This Rider also contains terms that are not used in the Policy.  Such terms may be defined within the sentences where they appear, or they may be found in the Definitions section of this Rider.
What This Rider Provides
This Rider provides for two benefits.  The first is that this Rider provides an additional amount that will be credited to your Policy's Surrender Value in the event of the Eligible Surrender of your Policy during the Surrender Value Enhancement Period.  This is the "Surrender Value Enhancement."
The second benefit provided under this Rider provides for an additional limit on the interest rate that is charged on Debt under your Policy. This is the "Loan Spread Enhancement."
The level of enhancement benefits available under this Rider is determined based on the "Surrender Value and Loan Spread Enhancement Option" as elected by you at the time of application.  The Surrender Value and Loan Spread Enhancement Option are shown in the Rider Specifications and cannot be changed. Additionally, the amount available under your Policy for partial surrenders and loans will not be increased due to this Rider.  These additional benefits are subject to the terms of this Rider as described below.
Definitions
Eligible Surrender   The full surrender of the Policy, except any full surrender of the Policy due to an internal exchange or external exchange under Section 1035 of the Internal Revenue Code. A partial surrender or withdrawal for less than the full amount of your Policy is not an Eligible Surrender.
Loan Spread   The difference between the interest rate charged on Debt and the interest rate credited to the Loan Collateral Account of your Policy.
Surrender Value Enhancement Provisions
Surrender Value Enhancement   Upon an Eligible Surrender during the Surrender Value Enhancement Period, shown in the Rider Specifications, we will credit the Surrender Value Enhancement, calculated as described below, to the Surrender Value of your Policy. The Surrender Value Enhancement is not available after the end of the Surrender Value Enhancement Period or in the event the surrender of your policy does not qualify as an Eligible Surrender.
The Surrender Value Enhancement is calculated as (a) multiplied by (b) multiplied by (c) multiplied by (d), where:
(a)	is the applicable Surrender Value Enhancement Rate as shown in Surrender Value Enhancement Schedule in the Rider Specifications; and
(b)	is the term blend adjustment factor described below; and
(c)	is the cumulative Surrender Value Enhancement premium; and
(d)	is the Surrender Value Enhancement Multiplier, as shown in the Rider Specifications.

Surrender Value Enhancement Rate Schedule  The Surrender Value Enhancement Rate Schedule is shown in the Rider Specifications. The Surrender Value Enhancement Rate for Policy Year 1 is guaranteed however, the rates for Policy Years 2-4 will be determined by us annually and they are guaranteed to fall within the range of rates shown in the Surrender Value Enhancement Rate Schedule.  Our determination of these rates will be based on our expectations of future investment earnings, persistency and expenses, including taxes.
Term Blend Adjustment Factor   The term blend adjustment factor is equal to 1.0 unless a Term Insurance Rider is attached to your Policy.  If a Term Insurance Rider is attached to your Policy and In Force, this factor is calculated as [(a) divided by (b)] multiplied by (c) plus (d), where:
(a)	is your Policy Specified Amount on the date of the Eligible Surrender;
(b)	is the total of your Policy Specified Amount plus the Term Insurance Rider Benefit Amount of any Term Insurance Rider as of the date of the Eligible Surrender;
(c)	is .70;
(d)	is .30.
Surrender Value Enhancement Premium   The Surrender Value Enhancement premium for each Policy Year during the Surrender Value Enhancement Period is equal to the lesser of (1) or (2), where:
(1)	is the sum of the Policy premiums paid during the Policy Year; less the sum of any partial surrenders paid during the Policy Year; and
(2)
is the Policy Adjusted Target Premium for the applicable Policy Year.  The Adjusted Target Premium is equal to the Policy's Target Premium unless a Term Insurance Rider is attached to your Policy.  If a Term Insurance Rider is attached to your Policy and In Force, it is calculated as (a) multiplied by [(b) plus (c)] divided by (b), where:

(a)	is the Policy's Target Premium;
(b)	is the Policy's Specified Amount; and
(c)	is the Term Insurance Benefit Rider Amount of any Term Insurance Rider.
The Policy's Target Premium on the Policy Date is shown in your Policy Specifications.  The Policy Target Premium may change with any future changes that you make to your Policy.
Cumulative Surrender Value Enhancement Premium   The cumulative Surrender Value Enhancement premium is the total of the Surrender Value Enhancement premiums paid to date at the time of the Eligible Surrender.
Effect on Policy Death Benefit Proceeds and Death Benefit Options   While this Rider is In Force and during the Surrender Value Enhancement Period, the Policy's "Death Benefit Proceeds" and "Death Benefit Options" provisions will use the Accumulation Value plus any applicable Surrender Value Enhancement in place of the Accumulation Value.
Loan Spread Enhancement Provisions
Loan Spread Enhancement   While this Rider is In Force, the Loan Spread is guaranteed not to exceed the Loan Spread Enhancement Rates as shown on the Rider Specifications.

General Provisions
Reinstatement   If your Policy terminates due to Lapse and is later reinstated, this Rider will also be reinstated.
Deferral of Payment   We may defer payment of any Surrender Value Enhancement calculated under this Rider subject to the Policy's "Deferment of Payments" provision.
Policy Provisions   Except as provided above, this Rider is subject to all the terms of your Policy.
Termination   This Rider and all rights provided under it will terminate upon the earliest of the following:
a.	The Policy terminates (except for the benefits provided by any Change of Insured Benefit Rider attached to the Policy);
b.	The date we receive your Request to terminate this Rider; or
c.	The Policy's Maturity Date, unless Continuation of Coverage is elected as provided under the Policy's "Continuation of Coverage After the Maturity Date" provision.

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[President]

Rider Specifications

[LSR-866, Surrender Value and Loan Spread Enhancement Rider]

Surrender Value and Loan Spread Enhancement Option: Surrender Value Enhancement Period:	[1] Policy Years 1-4
Surrender Value Enhancement Rate Schedule:	Policy Year	Surrender Value Enhancement Rate	Policy Year	Surrender Value Enhancement Rate
	1	[8.00%]	4	0.25-10.00%
	2	0.25-10.00%	5+	0.00%
	3	0.25-10.00%

Surrender Value Enhancement Multiplier:	[100%]

Loan Spread Enhancement Rates:	Policy Year	Loan Spread Enhancement Rate
	1-10	[0.50%]
	11+	[0.50%]